UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q2 2018 Dividend Distribution – Supplemental Report

Item 1

Q2 2018 Dividend Distribution – Supplemental Report

Further to the Company's immediate report dated July 31, 2018 (reference number 2018-02-072135) regarding a dividend distribution out of the Company’s revenues of the second quarter of 2018 in the amount of about $56 million, the Company hereby reports that the dividend amount per share in US dollars is $0.04300, and the dividend amount per share for shareholders who will receive the payment in Shekels is about ILS 0.1574660 based on today’s representative exchange rate as published by the Bank of Israel.

The dividend will be paid only to registered shareholders entitled to receive US$2 or more.

The payment date is September 4, 2018. From the current dividend payment, Israeli tax will be withheld at the following rates:

(1) with respect to approximately 84% of the dividend, an Israeli-resident company will not be charged for withholding tax ; an Israeli-resident individual will be charged for withholding tax at the rate of 25%; and foreign residents (individuals and companies) will be charged for withholding tax at the rate of 25% or in accordance with the applicable international tax treaties – whichever is lower; (2) regarding to approximately 16% of the dividend, Israeli residents (individual and companies) will be charged for withholding tax at the rate of 15%, and foreign residents (individuals and companies) will be charged for withholding tax at the rate of 4%, or in accordance with the applicable international tax treaties – whichever is lower.

For additional information as to a possible refund procedure for taxes withheld in excess from non-Israeli shareholders per shares traded on NYSE, please visit the Company's webpage, by clicking this link:

http://iclgroupv2.s3.amazonaws.com/corporate/wp-content/uploads/sites/1004/2017/02/tax%20withholding%20on%20dividends%20for%20shares%20traded%20out%20of%20Israel%

20-%20ICL%20website.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: August 20, 2018